EXHIBIT 99.3: PRESS RELEASE
LDK Solar Certifies Applied Materials’ HCT MaxEdge Wire Saws for High Volume Production of Solar Wafers
XINYU CITY, China and SUNNYVALE, Calif., September 21, 2009 — LDK Solar Co., Ltd . (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, has qualified Applied Materials’ HCT MaxEdge™ wire saws for volume production, certifying that the system has met all performance and quality specifications. The successful completion of this factory acceptance testing (FAT) is part of the installation of more than 50 MaxEdge systems at LDK Solar that is due to be finished next month.
“We selected Applied’s MaxEdge wafering systems because of their industry-leading productivity and capability to produce advanced solar wafers in very high volumes,” stated Dr. Yuepeng Wan, CTO of LDK Solar. “This new generation of Applied’s HCT wire saws has now proven it can deliver the repeatable high yields necessary to deliver superior quality, cost-effective wafers to our customers. In addition, LDK has received excellent on-site support from Applied’s engineers during our aggressive ramp.”
“We are very pleased that the MaxEdge system has passed this important milestone at LDK Solar,” said Dr. Mark Pinto, senior vice president, corporate CTO and general manager of Applied’s Energy and Environmental Solutions group. “LDK Solar is known for its advanced wafer production capability and Applied Materials is committed to providing leading-edge technology and service to meet the most critical performance, yield and uptime requirements to drive down the cost per watt of solar electricity.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About Applied Materials, Inc. (Nasdaq: AMAT)
Applied Materials, Inc. (Nasdaq: AMAT) is the global leader in Nanomanufacturing Technology™ solutions with a broad portfolio of innovative equipment, service and software products for the fabrication of semiconductor chips, flat panel displays, solar photovoltaic cells, flexible electronics and energy efficient glass. Applied Materials applies Nanomanufacturing Technology to improve the way people live. Learn more at www.appliedmaterials.com.
Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:

Jack Lai
Executive VP and CFO	Lisa Laukkanen
LDK Solar Co., Ltd.	The Blueshirt Group for LDK Solar
IR@ldksolar.com	lisa@blueshirtgroup.com
+1-408-245-8801	+1-415-217-4967

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